UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429 and 333-255900), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 22, 2022, Erytech Pharma S.A. (the “Company”) and its wholly owned subsidiary, Erytech Pharma, Inc. (“US Subsidiary”), entered into an Asset Purchase Agreement (the “APA”) with Catalent Princeton, LLC (“Purchaser”) and, solely for purposes of Section 6.17 of the APA, Catalent Pharma Solutions, Inc. Pursuant to the APA, the Company and US Subsidiary sold to Purchaser and Purchaser acquired from the Company and US Subsidiary certain assets and liabilities associated with the facilities located in Princeton, West Windsor Township, New Jersey (the “Princeton Facility”) for an aggregate purchase price of $44.5 million in cash (the “Transaction”). The Transaction closed on April 22, 2022 (the “Closing Date”).

The assets sold to Purchaser are generally certain assets used prior to the Transaction by the Company and US Subsidiary to operate the Princeton Facility and include the lease for the Princeton Facility, certain inventory of materials located at the Princeton Facility for Purchaser’s use in the manufacture of eryaspase, selected contracts, records, permits and tangible personal property. As part of the Transaction, Purchaser extended offers of employment to approximately 40 people employed by US Subsidiary at the Princeton Facility. Purchaser has also assumed certain liabilities generally relating to the transferred assets arising from or relating to periods after the Closing Date, with the Company and US Subsidiary retaining all liabilities other than those assumed by Purchaser, including liabilities relating to the transferred assets arising from or relating to periods before the Closing Date.

At the closing of the Transaction, (i) the Company, US Subsidiary and Purchaser entered into an agreement under which Purchaser will receive certain transitional services from the Company and US Subsidiary related to the operation of the Princeton Facility for a period of up to nine months from the Closing Date, and (ii) the Company and Purchaser also agreed upon terms for the manufacture by Purchaser of the Company’s product candidate, eryaspase, and its supply to the Company for clinical and commercial use in the United States. The parties intend to enter into a commercial supply agreement for eryaspase on specified terms.

The APA contains representations, warranties and covenants of the Company and US Subsidiary regarding the transferred assets, as well as representations, warranties and covenants of the Company, US Subsidiary and Purchaser relating to the Transaction.

Pursuant to the APA, the Company will indemnify Purchaser against losses arising out of, relating to or resulting from (i) any inaccuracy in or breach of any of the representations or warranties of the Company contained in the APA, (ii) any breach or non-fulfillment of any covenant or agreement of the Company contained in the APA and (iii) any excluded asset or liability retained by the Company or US Subsidiary. Purchaser will similarly indemnify the Company and US Subsidiary against losses arising out of, relating to or resulting from (i) any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in the APA, (ii) any breach or non-fulfillment of any covenant or agreement of Purchaser contained in the APA and (iii) any transferred asset or liability assumed by Purchaser. The indemnification provisions are subject to certain limitations with respect to recovery for losses.

The foregoing description of the APA is not complete and is qualified in its entirety by reference to the text of the APA, a copy of which is attached to this Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1*	Asset Purchase Agreement, dated April 22, 2022.

*

Exhibits and schedules have been omitted pursuant to Securities and Exchange Commission regulations and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: April 28, 2022	By:	/s/ Eric Soyer
		Name	Eric Soyer
		Title:	Chief Financial Officer and Chief Operating Officer